Exhibit 99.1

TIAN RUIXIANG Holdings Ltd. Announces Reverse Stock Split with Marketplace Effective Date on September 5, 2025

Beijing, China – September 2, 2025, EST – TIAN RUIXIANG Holdings Ltd. (Nasdaq: TIRX) (the “Company”) today announced that it will implement a reverse stock split of its ordinary shares at a ratio of five (5) to one (1), The Company’s ordinary shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market at that time under the same ticker symbol, TIRX, effective at the open of business on September 5, 2025.

As part of the reverse stock split, the par value of the Company’s Class A and Class B ordinary shares will be increased from US$0.025 per share to US$0.125 per share. No fractional shares will be issued in connection with the reverse stock split, and any fractional entitlements will be rounded up to the nearest whole share. The CUSIP number for the post-split Class A ordinary shares will be G8884K 136.

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China through its China-based variable interest entity. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For investor and media enquiries, please contact:

TIAN RUIXIANG Holdings Ltd

Investor Relations Department

Email: ir@tianrx.com

Water Tower Research
Feifei Shen
Email: feifei@watertowerresearch.com